SUB-ITEM 77E:
Legal Proceedings

Beginning in late 2007, lawsuits were filed in federal and state courts in Tennessee and Alabama relating to certain fixed income funds managed by the Former Advisor, including the Funds. Certain of the cases were filed as putative class actions on behalf of investors who purchased shares of the Funds from December 2004 through February 2008 and other cases were filed as actions on behalf of one or more individuals or trusts. The complaints name various entities and individuals as defendants including, among others, the Former Advisor as well as Morgan Keegan & Company, Inc., Regions Financial Corporation and several affiliates, certain former directors and former officers of the Funds, the Funds former portfolio managers and, in two cases, the Company. The complaints generally allege that the defendants misrepresented or failed to disclose material facts relating to portfolio composition, fair valuation, liquidity and risk in Fund registration statements and other documents. In those cases in which the Company is named as a defendant, plaintiffs seek unspecified damages and reasonable costs and, in some cases, attorneys fees. Each of the cases is at a preliminary stage. No responses to the complaints have been filed and no classes have been certified in any of the putative class actions. On September 23, 2008, the cases pending in federal court in the Western District of Tennessee in which the Company is a defendant, and other cases pending in that court involving the same or similar claims against other defendants, were consolidated into a single proceeding encaptioned
In re Regions Morgan Keegan Open-End Mutual Fund Litigation.

In addition, one putative derivative action was filed in state court in Tennessee alleging claims on behalf of the Company and Funds, in which plaintiffs seek to recover losses on behalf of those entities. Plaintiffs allege that the Former Advisor, Morgan Keegan & Company, Inc., Regions Financial Corporation, MK Holding, Inc., certain former directors and officers of the Funds and PricewaterhouseCoopers, LLP breached duties and contractual obligations owed to the Company and the Funds in connection with matters similar to those alleged in the above-referenced cases. The derivative case was removed by defendants to the United States District Court for the Western District of Tennessee and on March 31, 2009 that Court issued an order denying plaintiffs motion to remand the case to state court.

Claims substantially similar to those described above have been made in lawsuits filed in the federal and state courts in Tennessee, Alabama and Louisiana concerning certain closed-end funds previously managed by the Former Advisor now managed by the Advisor.

On February 12, 2009 the Judicial Panel on Multidistrict Litigation (Judicial Panel) issued an order transferring certain related actions pending in other federal courts to the United States District Court for the Western District of Tennessee and directing that the transferred cases be coordinated or consolidated with the above-described actions relating to the Company and the Funds.

No estimate of the effect, if any, of these lawsuits on the Funds can be made at this time.